UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

NOTICE TO THE MARKET

Linx S.A. (“Linx” or “Company”), leading provider of retail management software in Brazil, informs that received a declaration from Stone Pagamentos S.A., (“Stone”), located at Rua Fidêncio Ramos, No. 308, 10th floor, cj 102, Vila Olímpia, Zip Code (CEP) 04551-010, in the City of São Paulo, State of São Paulo, Brazil, stating that reached an ownership interest corresponding to 5.81% of total common shares issued by the Company, totaling currently 11,000,000 (eleven million) common shares of this class, as a result of the recent acquisition of common shares in transactions on the stock exchange. In addition to the shares, the Shareholder, direct or indirectly, does not own, on the date hereof, any other securities issued by the Company or any derivative instrument.

Additionally, the Shareholder reported that those acquisitions of shares on the stock exchange, were held in the context of the proposal of the incorporation of shares of the Company by STNE Participações S.A. (“Transaction”), corporation (sociedade por ações), enrolled with the CNPJ/ME under No. 35.767.420/0001-82, which is part of the economic group of the Shareholder (“STNE”), as provided in the Association Agreement entered into between the Company and STNE on August 11, 2020 and amended on September 1st, 2020 and on October 2, 2020 (“Association Agreement”). Notwithstanding, the Shareholder reinforce that those acquisitions of shares on the stock exchange are independent from the Transaction provided in the Association Agreement.

Finally, Stone clarifies that, the exercise of voting right, as well as any other prerogative resulting from the acquisition of the shares, which exceeds the percentage of 4.9% of the Company’s capital stock, will depend on previous approval of the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica – CADE).

The full communication letter follows below.

São Paulo, October 05, 2020.

Ramatis Rodrigues

Investor Relations Officer

São Paulo, October 5, 2020.

To
Linx S.A.
Avenida Doutora Ruth Cardoso, nº 7221, Cj. 701, Bl. A, room 1, Edifício Birmann 21
Zip Code (CEP) 05425-902
São Paulo/SP
Attn: Investor Relations Officer
Mr. Antonio Ramatis Fernandes Rodrigues

Via e-mail: ri@linx.com.br

Dear Sir,

Stone Pagamentos S.A., corporation (*sociedade por ações*), with head offices at Rua Fidêncio Ramos, No. 308, 10th floor, cj 102, Vila Olímpia, Zip Code (CEP) 04551-010, in the City of São Paulo, State of São Paulo, enrolled with the CNPJ/ME under No. 16.501.555/0001-57 ("Shareholder"), shareholder of Linx S.A, publicly-held company, with head offices at Avenida Doutora Ruth Cardoso, No. 7221, cj 701, bloco A, room 1, Edifício Birmann 21, Zip Code (CEP) 05425-902, in the City of São Paulo, State of São Paulo, enrolled with the CNPJ/ME under No. 06.948.969/0001-75 ("Company"), in accordance with Article 12 of Instruction 358 ("ICVM 358") issued by the Brazilian Securities and Exchange Commission ("CVM") on January 3, 2002, as amended, hereby inform that, as result of the acquisitions of shares made by the Shareholder on the date hereof, on the stock exchange, the Shareholder will become owner of 11 million shares, representing, approximately 5.81% shares issued by the Company, exceeding the percentage of 5% provided in the ICVM 358. In addition to the shares, the Shareholder, direct or indirectly, does not own, on the date hereof, any other securities issued by the Company or any derivative instrument.

1

D4Sign 8d10f8cf-a2e1-40cf-8158-97e59320e11b - Para confirmar as assinaturas acesse https://secure.d4sign.com.br/verificar
Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2.

Sincerely,

Stone Pagamentos S.A.

2

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Documento assinado eletronicamente, conforme MP 2.200-2/01, Art. 10º, §2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 5, 2020

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer